ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
SILVER STANDARD RESOURCES INC. (THE “COMPANY”)
Held on May 18, 2016
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)
Shares represented at the meeting:        49,520,623
Total outstanding Shares as at Record Date:        80,826,484

MATTERS VOTED UPON	VOTING RESULTS
1. Set the Number of Directors	Votes in Favour	Votes Against
To set the number of directors at seven.	49,143,087 (99.24%)	377,534 (0.76%)
The number of directors was set at seven.
2. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
A.E. Michael Anglin	32,133,798 (98.69%)	427,924 (1.31%)
Paul Benson	32,215,256 (98.94%)	346,466 (1.06%)
Gustavo A. Herrero	32,174,214 (98.81%)	387,508 (1.19%)
Beverlee F. Park	32,214,677 (98.93%)	347,045 (1.07%)
Richard D. Paterson	32,139,266 (98.70%)	422,456 (1.30%)
Steven P. Reid	32,223,622 (98.96%)	338,100 (1.04%)
Peter W. Tomsett	32,151,738 (98.74%)	409,984 (1.26%)
Each of the seven nominees proposed by management was elected as a director of the Company.
3. Appointment of Auditors	Votes in Favour	Votes Withheld
The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and the authorization of the directors to set their remuneration.	49,153,613 (99.26%)	367,010 (0.74%)
PricewaterhouseCoopers LLP, Chartered Professional Accountants, was re-appointed as the auditors of the Company and the directors were authorized to set their remuneration.
4. Advisory Vote on Executive Compensation	Votes in Favour	Votes Against
A non-binding, advisory resolution accepting the Company’s approach to executive compensation.	31,417,245 (96.49%)	1,144,476 (3.51%)
The non-binding, advisory resolution accepting the Company’s approach to executive compensation was approved.
5. Share Issuance Resolution	Votes in Favour	Votes Against
Ordinary resolution to approve the issuance of such number of common shares of the Company as may be required to be issued pursuant to the terms of the arrangement under Section 192 of the Canada Business Corporations Act involving the Company and Claude Resources Inc. (the “Share Issuance Resolution”).
	30,419,287 (93.42%)	2,142,435 (6.58%)
The Share Issuance Resolution was approved.
May 19, 2016
Vancouver, British Columbia